March 31, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attn:  Mses. Jaime John and Jennifer Fugario

Re:	Heartland Bridge Capital, Inc. Form 8-K Filed March 18, 2011 File No. 000-54012

Dear Mses. John and Fugario:

We herein provide the following responses to your comment letter dated March 22, 2011, regarding the above-mentioned Form 8-K for Heartland Bridge Capital, Inc. (the “Company”).  I have summarized your comments in bold followed by the Company’s response.  The Company will be filing an amended Form 8-K/A in conjunction with this comment response to address the comments (the “Amended Filing”).

Form 8-K filed March 18, 2011

Item 4.01 Changes in Registrant’s Certifying Accountant

1.
We note that your disclosure regarding the engagement of Marcum LLP does not refer to consultations with the newly engaged accountant regarding any reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.  Please revise your Form 8-K to include the disclosure described in Item 304(a)(2)(ii) of Regulation S-K.

To address this Comment the Company has added the following disclosure to Item 4.01 of the Amended Filing:

Jaime John
Jennifer Fugario
Staff Accountants
U.S. Securities and Exchange Commission
March 31, 2011

“Notwithstanding the above, we did notify Marcum LLP about one reportable event - the non-reliance issue detailed in Item 4.02, below - and that we were planning to have our financial statements for the quarterly periods ended June 30, 2010 and September 30, 2010 reviewed by a PCAOB-approved registered accounting firm, to ensure the financial statements had been reviewed as required.  As a result of us notifying Marcum LLP about this issue, discussions occurred between us and Marcum LLP regarding when Marcum LLP should begin their engagement as our independents accountants.  The discussions involved whether Chang G. Park, CPA or Marcum LLP would conduct these reviews and, depending upon which one we selected to conduct the reviews, when Marcum LLP would officially be engaged as our independent accountants.  If we selected Chang G. Park, CPA, then Marcum LLP indicated they would delay their engagement until the reviews were completed so the company did not have two independent accounting firms engaged at the same time.  We selected Marcum LLP to conduct the reviews and as a result they became our auditors officially on March 15, 2011, when this determination was made.  We did not have any other discussions with Marcum LLP during our most two recent fiscal years, or any subsequent interim periods prior to engaging Marcum LLP regarding any reportable events or any other items or events requiring disclosure under Item 304(a) of Regulation S-K.”

2.	In your amended Form 8-K, include an updated Exhibit 16 letter from the former accountant referencing the revised Form 8-K.

The Company’s has provided an updated letter from Chang G. Park, CPA, the Company’s former accountant, as Exhibit 16.1.

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

3.
Please amend your Form 8-K to disclose the date on which you were notified by your prior auditor, Chang G. Park, CPA, that their firm did not review, and was not requested to review, the financial statements in your Form 10-Q for the periods ended June 30, 2010 and September 30, 2010.  See the disclosure requirement pursuant to Item 4.02(b)(1) of Form 8-K.

In response to the Company notifying Chang G. Park, CPA that it would no longer be the Company’s auditors, Chang G. Park, CPA notified the Company , by an e-mail dated March 10, 2011, that their firm did not review the Company’s financial statements for the periods ended June 30, 2010 and September 30, 2010.  The Company has added this disclosure to the Amended Filing.  The Company discovered that Chang G. Park, CPA was not requested by the Company’s prior management to review the financial statements for these periods during discussions on March 14, 2011 and March 15, 2011.

Per the telephone call with Ms. Fugario on March 23, 2011, the following is a brief timeline of events.  In order to avoid confusion, this disclosure is not included in the Amended Filing.

Wednesday, March 9, 2011:  The Company was notified it was accepted as a client of Marcum LLP and, as a result, notified Chang G. Park, CPA that it was no longer the auditor for the Company.

Jaime John
Jennifer Fugario
Staff Accountants
U.S. Securities and Exchange Commission
March 31, 2011

Thursday, March 10, 2011:  Chang G. Park, CPA, sent an e-mail to the Company that stated:  “I have noticed that [the Company] filed 10 Qs ending June and September without our reviews.”

Friday, March 11, 2011:  The Company attempted to contact its prior management, through their legal counsel, to confirm whether the filings had been filed without the required auditor review.  The Company did not receive a response.

Saturday, March 12, 2011:  The Company’s CFO had a brief discussion with Chang G. Park, CPA to confirm the information contained in the e-mail on Thursday, March 10, 2011 and a follow up call was scheduled for Monday, March 14, 2011.

Monday, March 14, 2011:  The Company’s CFO had a follow-up discussion with Chang G. Park, CPA to discuss their willingness to do the quarterly reviews.   They indicated a willingness to do the reviews.

Tuesday, March 15, 2011:  The Company’s CFO discussed this situation with Marcum LLP.  Marcum LLP indicated they would also be willing to do the reviews.  Marcum LLP also notified the Company that if the Company elected to have Chang G. Park, CPA conduct the reviews they would delay the beginning of their engagement with the Company until after the reviews were completed so that the Company would not have two auditing firms engaged at the same time.

Wednesday, March 16, 2011:  The Company attempted to contact prior management again, to no avail.  The Company elected to have Marcum LLP conduct the reviews of its financial statements for June 30, 2010 and September 30, 2010 since Marcum LLP would be reviewing said material in connection with the year end audit for December 31, 2010, and also because it would facilitate the review process for the June 30, 2011 and September 30, 2011 quarters when the two 2010 periods would  be presented for comparative purposes.

4.
In your amended Form 8-K, please disclose a statement as to whether the audit committee, or the board of directors in the absences of an audit committee, or authorized officer or officers, discussed with the independent accountant the matters disclosed in the filing pursuant to this Item 4.02(b).  See the disclosure requirement pursuant to Item 4.02(b)(4) of Form 8-K.

To address this Comment the Company has added the following disclosure to Item 4.0 of the Amended Filing:

“Our Chief Financial Officer, as an authorized officer of ours, discussed this matter with both our former auditor, Chang G. Park, CPA, as well as our current auditors, Marcum LLP.”

Jaime John
Jennifer Fugario
Staff Accountants
U.S. Securities and Exchange Commission
March 31, 2011

5.
Please file as exhibits to your amended Form 8-K, the letters from your former and current independent accountants, stating whether they agree with the statements made by you in response to this Item 4.02 and, if not, stating the respects in which they do not agree.  In this regard, your disclosures suggest these letters will only be filed if either of the independent accountants does not agree with the statements in the Form 8-K.  Please note your Item 4.01 Form 8-K is incomplete without such letters.  See Item 4.02(c)(2) and (3) of Form 8-K.

The exhibits have been added to the Amended Filing as Exhibits 16.1 and 16.2.

Company’s Statements

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions.  Thank you for your time and attention to this matter.

Sincerely, /s/ Craig V. Butler Craig V. Butler, Esq.

Jaime John
Jennifer Fugario
Staff Accountants
U.S. Securities and Exchange Commission
March 31, 2011

[Heartland Bridge Capital, Inc. Letterhead]

March 31,. 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attn:  Mses. Jaime John and Jennifer Fugario

Re:	Heartland Bridge Capital, Inc. Form 8-K Filed March 18, 2011 File No. 000-54012

Dear Mses. John and Fugario:

Heartland Bridge Capital, Inc. (the “Company”) hereby affirms and agrees with the following statements related to the comment response for the above-mentioned filing filed with the Commission on March 31, 2011:

Company’s Statements

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions.  Thank you for your time and attention to this matter.

Sincerely, /s/ James F. Groelinger James F. Groelinger Chief Executive Officer